Graphite Corporation
1031 Railroad St., Suite 102A
Elko, Nevada

89801

December 17, 2014

VIA ELECTRONIC MAIL

United States Securities and Exchange Commission
Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Dean Brazier, Lilyanna Peyser and Mara Ransom

Re:	Re: Graphite Corp., Current Report on Form 8-K Filed August 13, 2014 File No. 000-54336

Dear Mr. Brazier, Ms. Peyser and Ms. Ransom:

I hereby acknowledge receipt of your response dated December 12, 2014 for which many thanks. You have asked me how the activities described in my previous responses constitute operating activities. Graphite Corporation (“GC”) has had operating activities at all relevant times, as demonstrated by its attempts to develop its mining leases in Alabama by (i) resolving a dispute with the owner of the leased property (as described in more detail in the former chief executive officer’s letter dated November 22, 2014 and provided to you as an exhibit to my last correspondence), (ii) preparing a business plan for the Montana leases and (iii) related activities.

In support of the foregoing, I have set forth below a number of examples where operating activities are defined expansively in a way that encompasses the activities of GC during the relevant period.

Definitions of Operating Activities

See page 16 of an Ernst & Young publication entitled “Statement of Cash Flows – Accounting Standards Codification 230” that is dated July 2014 (the “EY Statement”). The EY Statement is based on discussions with the Staff of the FASB and SEC. The use of bold below is mine.

Glossary

230-10-20

Operating activities

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Operating activities include all transactions and other events that are not defined as investing or financing activities (see paragraphs 230-10-45-12 through 45-15). Operating activities generally involve producing and delivering goods and providing services. Cash flows from operating activities are generally the cash effects of transactions and other events that enter into the determination of net income.

Other Presentation Matters

230-10-45-16

All of the following are cash inflows from operating activities:

a. Cash receipts from sales of goods or services, including receipts from collection or sale of accounts and both short- and long-term notes receivable from customers arising from those sales. The term goods includes certain loans and other debt and equity instruments of other entities that are acquired specifically for resale, as discussed in paragraph 230-10-45-21.

b. Cash receipts from returns on loans, other debt instruments of other entities, and equity securities—interest and dividends.

c. All other cash receipts that do not stem from transactions defined as investing or financing activities, such as amounts received to settle lawsuits; proceeds of insurance settlements except for those that are directly related to investing or financing activities, such as from destruction of a building; and refunds from suppliers.

230-10-45-17

All of the following are cash outflows for operating activities:

a. Cash payments to acquire materials for manufacture or goods for resale, including principal payments on accounts and both short- and long-term notes payable to suppliers for those materials or goods. The term goods includes certain loans and other debt and equity instruments of other entities that are acquired specifically for resale, as discussed in paragraph 230-10-45-21.

b. Cash payments to other suppliers and employees for other goods or services.

c. Cash payments to governments for taxes, duties, fines, and other fees or penalties and the cash that would have been paid for income taxes if increases in the value of equity instruments issued under share-based payment arrangements that are not included in the cost of goods or services recognizable for financial reporting purposes also had not been deductible in determining taxable income. (This is the same amount reported as a financing cash inflow pursuant to paragraph 230-10-45-14(e).)

d. Cash payments to lenders and other creditors for interest.

e. Cash payment made to settle an asset retirement obligation.

f. All other cash payments that do not stem from transactions defined as investing or financing activities, such as payments to settle lawsuits, cash contributions to charities, and cash refunds to customers.

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The bolded text above in particular and the overall scope of the excerpted section in general demonstrate, for example, cash received from settling a dispute and therefore by definition the efforts made and actions taken to settle a dispute are considered operating activities. In this connection, please note that, in the case of the Alabama mining lease dispute, the optionor did, in fact, pay a financial penalty to settle the dispute between itself and GC in August 2014. Additionally, the definition of operating activities in FASB 230-10-45-12 through -15 is ALL transactions and other events that are not defined as investing or financing activities. In other words, this shows that operating activities encompass much more than just core business activities. They encompass the surrounding, supporting and preparatory activities, such as the efforts made and actions taken by Mr. Brian Goss (former CEO) during the relevant period, as well.

See, in pertinent part, the SEC’s Beginner’s Guide to Financial Statements (Please see http://www.sec.gov/investor/pubs/begfinstmtguide.htm):

“The next section deals with operating expenses. These are expenses that go toward supporting a company’s operations for a given period – for example, salaries of administrative personnel and costs of researching new products. Marketing expenses are another example.”

As in the first example above, we see that if operating expenses are those that support a company’s operations for a given period, then by definition the actions that support a company’s operations for a given period are operating activities.

See, in pertinent part, Section 5.5.3.2 and Exhibits 5-4 and 5-5 of the Handbook of IFRS Transition and to IFRS US GAAP Dual Reporting:

“Section 5.5.3.2 Operating as Principal Activities. The main definition of operating activities in both IAS 7 and Section 230-10-20 (FASB Statement No. 95) puts them in relation to the principal activities that generate revenues of an entity or, in physical terms as stated in US GAAP, producing, delivering and servicing activities of the entity.” FASB ASC 230-10-20 (FASB Statement No. 95, 21); IAS 7 - 6, 14

Again, I believe that the actions (dispute resolution and business plan preparation) of GC’s previous management in the many months prior to the share exchange transaction in August 2014 were firmly in the nature of servicing activities.

See, in pertinent part (the emphasis is mine), https://www.boundless.com/accounting/textbooks/boundless-accounting-textbook/introduction-to-accounting-1/overview-of-key-elements-of-the-business-19/activities-of-the-business-financing-investing-and-operating-118-5147/

“Definition of “Operating Activities”:  Operating activities PERTAIN to a company’s core business activities, such as manufacturing, distributing, marketing and selling a product or service”.

Note that engaging in actual core business activities is not required. The required standard is “pertaining” to core business activities. Arguably, settling a dispute as to core mining assets meets the “pertaining” to core business activities standard.

Other sources I found state similar definitions/concepts of operating activities, but, in the interest of brevity, I chose not to include them.

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Conclusion

Based on the foregoing, I repeat the views expressed in my previous letter that (i) resolving a critical dispute with a counter-party and making bona fide plans to exploit mineral properties constitute operating activities (i.e., more than nominal operations), (ii) consequently, at all relevant times GC had operations designed to develop its core business and (iii) since a shell company must have no or nominal operations to be a shell company under Securities Act Rule 405 and Exchange Act Rule 12b-2, GC does not meet the shell company test.

Furthermore, I still believe that your original comment does not apply to the facts and circumstances of GC and therefore an amendment to its current report on Form 8-K filed on August 13, 2014 (the “8-K”) is not required.

I hereby acknowledge that (i) the company is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Securities Exchange Commission from taking any action with respect to the filing and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I remain at your disposal for further discussion of this matter at your convenience.

I wish you and yours a happy holiday season.

I can be reached on mfradom@gmail.com or on +972 52 798 0831.

Yours truly,

Mark Radom

Chief Executive Officer

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